Shareholder Alert on Eli Lilly Management Proposals 4 and 5:

4. Proposal to Amend the Company's Articles of Incorporation to Eliminate the Classified Board Structure

5. Proposal to Amend the Company's Articles of Incorporation to Eliminate Supermajority Voting Provisions

This is to alert shareholders that management Proposals 4 and 5 need approval from 80% of outstanding shares. Eli Lilly management has had a repeated history of failure to obtain the vote required on these 2 important topics.

LLY Shareholder approval, based on yes and no votes, has repeatedly exceeded 80% for these topics.

But too few LLY shares voted!

Tell LLY management that it is important that management make an extra effort to get out the vote for its Proposals 4 and 5.

At the annual meeting LLY management will be able to disclose whether voter turnout was higher in 2018 based on their efforts.

It is important that LLY management does not have 2 more failures on these same proposal topics simply because LLY management is unable to work hard enough or smart enough to get out the vote.

Ask LLY management to disclose the extra steps that are being taken so that management is not associated with 2 more failures at the 2018 annual meeting.

Ellen Marram is the Chair of the LLY Board Governance Committee.

John Chevedden
 Eli Lilly Shareholder